Annual Report

Cover Page

Name of issuer:

BodyGood Nutrition, LLC, dba Pureboost

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/29/2018

Physical address of issuer:

2033 San Elijio Ave
#490
Cardiff CA 92007

Website of issuer:

http://pureboost.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$12,793,754.00	$13,239,305.00
Cash & Cash Equivalents:	$1,655,518.00	$568,512.00
Accounts Receivable:	$256,586.00	$415,202.00
Short-term Debt:	$1,863,128.00	$1,466,350.00
Long-term Debt:	$1,929,132.00	$2,042,968.00
Revenues/Sales:	$6,846,453.00	$8,642,697.00
Cost of Goods Sold:	$3,860,359.00	$2,226,003.00
Taxes Paid:	$0.00	$19,043.00
Net Income:	($2,348,432.00)	($1,769,991.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

BodyGood Nutrition, LLC, dba Pureboost

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Danny DeMichele	Digital Marketing Executive	Growth Partner	2018
Ray Faltinsky	Health and Wellness Executive	Total Wellness Solutions	2018
Brian Enge	Sports Executive	Surf Cup Sports	2018
Sean Ross	Health & Wellness Executive	Total Wellness Solutions	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brian Enge	Partner	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Robin Hood Brands (37.28% owned by Brian Enge, 33.43% owned by Growth Partners)	3211200.0 Class A	37.93
Total Wellness Solution (55% Owned by Ray Falinsky, 45% owned by Sean Ross)	5253908.0 Class A	62.06

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all***

material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risk of Complete Loss. Investment in Pureboost may involve a complete loss of the money invested. Private securities investment in early stage companies like Pureboost involve a high degree of risk. Many or most such investments lose money. The investor may ultimately receive cash, securities, a combination of cash or securities, or nothing at all. If the investor receives securities, the securities may not be publicly traded and may not have any significant value.

Long Holding Period for Return, If Any. The securities that investor will receive are subject to restrictions on transfer and cannot be redeemed. Instead, an investor typically must hold his/her securities until the company, Pureboost, has sold its securities or assets and liabilities (a "Liquidation Event"). A Liquidation Event may not occur for many years or at all. The investor must therefor bear the economic risk of holding their investment for an indefinite period of time.

No Right to Manage. The investor will hold no right to manage or to influence the management of either Pureboost or WeFunder SPV LLC

No Right to Vote. Any voting rights will be exercised by the Lead Investor, pursuant to the power of attorney granted by the investor in the purchase and investing agreements and the investor will not be able to control or influence such vote.

Business Projections May Not Be Reached. Our projected revenue of $7 million in the second half of 2022 might not be reached. We might not reach profitability by the end of

2023 as we project. We might need to raise capital prior to 2025 as we project even if this investment round is fully subscribed, which might not happen. Our current working capital loan availability through Amazon Lending, Shopify Lending, and/or Wayflyer might be cancelled without our being able to find a substitute which could adversely affect Pureboost's business or even make it unviable. We might not reach the revenue acceleration we project will make us attractive for sale to a larger company. It could be that these and other revenue, profitability, and capital availability and depletion projections are not accurate. It could take longer to meet projections or they might not be met at all. If this is the case, our investors may experience a lengthy period on their rate of return or a return that is well below that of other investment opportunities. Their investment might become very low value or worthless.

Current and Potential Lack of Profitability. Pureboost is currently not profitable. Pureboost might not achieve profitability. Pureboost is susceptible to rising costs in raw materials, manufacturing, packaging, marketing, employee staff and other costs, all of which can adversely impact profitability.

Highly Competitive Market. The energy drink market is highly competitive and, although our product is unique, it is not protected by a patent. Competition for shelf space is fierce and often times expensive. Further, large, well-funded Consumer Package Goods (CPG) companies can create and develop brands to compete with Pureboost. Consumer have many choices in the energy drink market and we cannot ensure the demand for Pureboost will continue to grow.

Time Commitment of Founders. Pureboost's founders do not dedicate 100% of their time to Pureboost. Each of the four founders has other business interests and responsibilities outside of Pureboost.

Possible Loss of Key Management Personnel. The CEO and management team are full time employees focused on Pureboost and are necessary for the company's success. Any loss of services of the members of the management team could have an adverse effect on the company. There can be no assurance that Pureboost will be successful in attracting and retaining other personnel needed to grow the business such that investors realize a return or even return of their investment capital.

Supply Chain Interruptions. Pureboost is reliant on sourcing raw materials from multiple countries and is

reliant on third party manufacturing. Our supply chain can be interrupted by natural disasters, changes in demand, economic instability, war, terrorism, pandemic, and labor disputes, among other factors. These risks are largely out of our control.

Brand and Product Quality Risk. The success of our brand depends on the positive image that consumers have of it. Product quality issues, including counterfeit product or confusingly similar products, could harm the image and integrity of our brand. This could decrease customer support for our brand and decrease sales.

Litigation Risk. Companies in the beverage industry are, from time to time, exposed to class action or other litigation relating to advertising, product liability or health consequences resulting from the use of a product. Litigation or assertions of this type have adversely affected companies in the beverage industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Macro-economic Risk. The United States and international economies have experienced a period of slowing economic growth. A sustained economic recovery is uncertain. If the economy continues to worsen or recovery cannot be sustained, we may experience decreases in the demand for our products, which may harm our operating results.

Potential "Phantom" Taxable Income. Investors will receive an annual report ("Form K-1") which might list taxable income or tax-related loss for the investor. Investors might receive taxable income they are required to report on their tax returns without, or prior to, receiving any distribution of cash income sufficient to pay the tax liability the investor will have. Investors are recommended to read the LLC agreements carefully and to consult with a tax advisor. Investors are directed to read the operating agreements for Pureboost and for WeFunder SPV LLC, and to note the tax provisions, including Article V of the Pureboost Limited Liability Company Agreement and Section VI (d) and Article IX of the WeFunder SPV LLC Operating Agreement.

Unregistered Securities Investment. The securities being offered are not registered under the securities laws of the United States or any other country and thus may not be transferred to any other person unless an exemption applies under those securities laws and evidence of such exemption is provided to Pureboost. They are also subject to restrictions on transfer set forth in the investing agreements. They thus have no liquidity or cash value that can be obtained via a sale transaction to any person.

can be obtained via a sale transaction to any person.

Possible Insufficient Capital. Pureboost might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case Pureboost might need to reduce sales and marketing, product development, or other expenses. Even if the company raises the entire round successfully, Pureboost might need to raise more capital in the future in order to continue. Even if Pureboost does make successful offering(s) in the future, the terms of those offerings might result in your investment in the company being worth less because of the terms of future investment rounds.

Lack of Distributions. Pureboost does not plan to pay distributions to its unit holders in the near future. There is no guarantee Pureboost will ever receive sufficient profit from its operations to be able to declare and pay distributions to its unitholders shareholders.

Company Full Discretion to Use Investment Funds. Pureboost intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by Pureboost in the ways management deems most effective towards Pureboost's goals. This ultimate company discretion means that Pureboost is not limiting the use of funds to specific uses that investors could evaluate.

Limited Information Rights. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF and/or the Delaware Limited Liability Company Act, Title 6, Chapter 8, §§ 1801, et seq.

LLC Ownership Ramifications. The Manager of WF SPV can prevent the investors from transferring ownership of any of their ownership interests. Further, the Pureboost investors, including WF SPV, face restrictions on transfer, including a right of first refusal, where Pureboost or its other investors can prevent sale to a third party and instead buy an investor's units, which often renders the units to have no liquidity or cash value on sale. Investors are recommended to read the LLC agreements carefully, including (a) Article IV of the WF SPV LLC Agreement and (b) Article VIII of the Pureboost Operating Agreement, and to consult with legal counsel on these ramifications.

LLC Terms Subject to Modification. The terms of the WF SPV interests the investor is purchasing can be modified unilaterally by the Manager of WF SPV. The terms of the Pureboost Class C Units that WF SPV is purchasing on behalf of the investor can also be changed, including to adversely affect the Class C Unit terms, with the consent of

the holders of 70% of the outstanding Class C Units, which means that the Lead Investor representing the WF SPV investors could be outvoted. Investors are recommended to read the LLC agreements for both WF SPV and Pureboost carefully and to consult with legal counsel on these ramifications.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C	5,118,245	4,401,130	No ⌄
Class A	8,500,000	8,465,108	Yes ⌄
Class P	793,124	390,856	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Total Wellness Solutions
Issue date	06/08/18
Amount	$200,000.00
Outstanding principal plus interest	$219,439.23 as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes

28200 - This is an original investment loan by a founding group. The interest rate is at the lowest rate allowed by the IRS and the maturation date is "at sale" of the company.

Loan

Lender	Robin Hood Brands
Issue date	06/08/18
Amount	$200,000.00
Outstanding principal plus interest	$219,218.41 as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes

28300 - This is a founder loan at 2.48%, the lowest IRS rate allowed and the maturity date is "at sale" of the company

Loan

Lender	EIDL
Issue date	07/01/20
Amount	$500,000.00
Outstanding principal plus interest	$518,933.39 as of 01/30/24
Interest rate	3.75% per annum
Maturity date	07/02/52
Current with payments	Yes

27000 - EIDL Loan

Loan

Lender	Total Wellness Solutions

Issue date	08/02/21
Amount	$459,068.00
Outstanding principal plus interest	$539,631.79 as of 01/30/24
Interest rate	5.0% per annum
Maturity date	06/30/27
Current with payments	Yes

27300 - This is a management fee deferral loan by a founding group. The maturation date is "at sale" of the company.

Loan

Lender	Total Wellness Solutions
Issue date	05/19/22
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes

20631 - Interest only payments until maturity

Loan

Lender	Robin Hood Brands
Issue date	05/19/22
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes

20632 - Interest only payments until maturity

Loan

Lender	Robin Hood Brands
Issue date	06/16/22
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum

Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes

20632 - Interest only payments until maturity

Loan

Lender	Total Wellness Solutions
Issue date	06/16/22
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes

20631 - Interest only payments until maturity

Loan

Lender	Amazon Lending
Issue date	05/15/23
Amount	$955,000.00
Outstanding principal plus interest	$248,219.19 as of 02/29/24
Interest rate	9.49% per annum
Maturity date	05/16/24
Current with payments	Yes

27200 - Amazon Lending

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2019	Other	Common stock	$1,040,000	General operations
6/2020	Other	Common stock	$1,125,000	General operations
6/2021	Other	Common stock	$2,325,000	General operations

		stock		operations
4/2023	Regulation Crowdfunding	Priced Round	$2,852,581	General operations
6/2023	Other	Common stock	$1,125,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Total Wellness Solutions
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	06/08/18
Outstanding principal plus interest	$219,439.23 as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes
Relationship	Founder

Name	Robin Hood Brands
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	06/08/18
Outstanding principal plus	$219,218.41 as of

Outstanding principal plus interest	[illegible] as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes
Relationship	Founder

Name	Total Wellness Solutions
Amount Invested	$459,068.00
Transaction type	Loan
Issue date	08/02/21
Outstanding principal plus interest	$539,631.79 as of 01/30/24
Interest rate	5.0% per annum
Maturity date	06/30/27
Current with payments	Yes
Relationship	Founder

Name	Total Wellness Solutions
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	05/19/22
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder

Name	Robin Hood Brands
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	05/19/22
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder

Name	Robin Hood Brands
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	06/16/22
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder
Name	Total Wellness Solutions
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	06/16/22
Outstanding principal plus interest	$250,000.00 as of 01/30/24
Interest rate	9.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

🔥 Energize without sugar & jitters!

We provide consumers with a clean, natural energy boost to power their day. We believe that everyone deserves healthy, hydrating, and sugar-free product.

We will continue to build Pureboost into a pinnacle brand, beloved by our customers and investors alike.Our goal is to be a healthy omni-channel company with successful revenue from Amazon, DTC and traditional retail.

Milestones

BodyGood Nutrition, LLC, dba Pureboost was incorporated in the State of Delaware in June 2018.

Since then, we have:

- 🚀 $8.5M revenue in 2022, and over $22.7M in cumulative revenue to date

- 🏆 Team's track record: 10+ exits & building a nutritional drink company to $1.25B in sales

- 🏆 15,000+ 5-star reviews

- 🌿 Over 19 million Pureboost servings sold

- 💥 45% reorder rate

- 🎯 #1 category bestseller on Amazon and available at Costco.com, Walmart & Walgreens

- 📈 On a strategic path to $100M in sales (not guaranteed) by 2026

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $6,846,453 compared to the year ended December 31, 2022, when the Company had revenues of $8,642,697. Our gross margin was 43.62% in fiscal year 2023, compared to 74.24% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $12,793,754, including $1,655,518 in cash. As of December 31, 2022, the Company had $13,239,305 in total assets, including $568,512 in cash.

- *Net Loss*. The Company has had net losses of $2,348,432 and net losses of $1,769,991 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $3,792,260 for the fiscal year ended December 31, 2023 and $3,509,318 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $8,163,068 in debt and $5,615,000 in equity.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors.

Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

BodyGood Nutrition, LLC, dba Pureboost cash in hand is $1,091,010, as of February 2020. Over the last three months, revenues have averaged $632,939/month, cost of goods sold has averaged $192,614/month, and operational expenses have averaged $303,750/month, for an average net margin of $136,575 per month. Our intent is to be profitable in 18 months.

We are phasing out of retail distribution and thus the marketing expenses required to be in those channels will be gone by the end of Q1. Our revenue will decrease in 2024 as we will not be shipping into the retail channel, however, our sales in Amazon and DTC will be profitable sales. Thus, our overall loss will decrease dramatically in 2024.

We expect revenue to drop versus 2023 as we are only focusing on the Amazon and DTC channels. We forecast the first half of 2024 will generate $3.5m in revenue.

We are not profitable but moving away from physical retail will help us get to break even more quickly. Our basic sales, including sales and marketing expenses, are now profitable on Amazon and DTC channels.

We use several sources of capital to fund our operations. First, we have funds from our previous equity rounds and previous debt. Second, we have access to lines of credit and operating loans via Amazon and Wayflyer. As we mature in the retail channel, we plan to access Purchase Order financing to fund inventory purchases

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brian Enge, certify that:

(1) the financial statements of BodyGood Nutrition, LLC, dba Pureboost included in this Form are true and complete in all material respects ; and

(2) the financial information of BodyGood Nutrition, LLC, dba Pureboost included in this Form reflects accurately the information reported on the tax return for BodyGood Nutrition, LLC, dba Pureboost filed for the most recently completed fiscal year.



Brian Enge

Partner

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be

chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent

number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

   120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

   /invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the

securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Brian Enge
Brian Enge
Danny DeMichele
Ray Faltinsky
Sean Ross

Appendix E: Supporting Documents

ttw_communications_81375_225014.pdf
Pureboost_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Pureboost SPA

SPV Subscription Agreement

Pureboost SPA

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Brian Enge

Brian Enge

Danny DeMichele

Ray Faltinsky

Sean Ross

Appendix E: Supporting Documents

ttw_communications_81375_225014.pdf
Pureboost_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BodyGood Nutrition, LLC, dba Pureboost

By

Brian Enge

Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brian Enge

Co-Founder
3/4/2024

Raymond Faltinsky

Co-Founder
3/5/2024

Sean Ross

Co-Founder
3/7/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.